

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2024

Randolph Wilson Jones III
President
TEN Holdings, Inc.
1170 Wheeler Way
Langhorne, PA 19047

> **Re: TEN Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 28, 2024**
> **File No. 333-282621**

Dear Randolph Wilson Jones III:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 22, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed October 28, 2024

Capitalization, page 31

1. Your financial statements show 25 million outstanding common shares as of June 30, 2024, rather than the 100 outstanding common shares disclosed here. Please revise your disclosures accordingly.

Dilution, page 32

2. Please explain how you computed the as adjusted net tangible book value as of June 30, 2024, or revise as necessary. In this regard, you reported a net tangible book value as of June 30, 2024 of $(3,311,000) plus net proceeds of $10,245,126. Also, please do not refer to as adjusted amounts in the capitalization table and as adjusted net tangible book value as being "pro forma" amounts.

General

3.   We note your response to prior comment 11. To further assist in our evaluation, address the following:

- You state that the shares were transferred from V-Cube, Inc. ("V-Cube") to Eastern Nations pursuant to a services agreement entered into in May 2018. Explain in detail why and when it was decided that the consideration under such agreement would be paid in the form of shares of TEN Holdings, Inc., including whether V-Cube independently made such decision and why shares in V-Cube itself were not issued. Explain why Eastern Nations accepted this form of consideration and whether the registration of the resale of such shares was anticipated at that time. Disclose any other form of consideration that had previously been paid to Eastern Nations under the agreement.

- Disclose the value of the advisory services to V-Cube for which Eastern Nations was compensated in TEN Holdings shares, or otherwise how the number of shares transferred was determined. In this regard, we note your disclosure at page 26 that all resale shares were acquired "for less than the anticipated price of the shares to be sold in the Company's initial public offering," but it is unclear the exact value that was ascribed to Eastern Nations' shares.

- Provide any other details supporting your assertion that Eastern Nations had investment intent with respect to TEN Holdings, Inc. at the time it acquired shares in September 2024 and October 2024, particularly given that the shares were transferred to them as compensation pursuant to an agreement with a third party and not in a transaction directly with the company.

- You state that the number of shares to be sold in the resale offering versus the IPO was determined based on "the number that the Selling Stockholders intend[ed] to register and resell," which does not adequately address whether and why the resale offering is being registered at the same time as the public offering in the first place. Explain in additional detail why the company elected to add a resale component rather than meet "the total estimated interests in, and demand for, the Company's shares from potential investors" solely through a firm commitment IPO.

- We note your statement that, "Although Bancroft Capital, LLC, for the purposes of creating sufficient public float and market liquidity of the Company's securities, may request that a market for the shares be facilitated through the resale offering, the Selling Stockholders may choose to sell their respective resale shares at their own initiative." Please disclose whether there is any agreement in place between Bancroft and the Selling Stockholders governing their requests to sell shares. Also clarify whether sales made by the Selling Stockholders at Bancroft's request would be to Bancroft or to the market and, if the latter, on what terms.

Please contact Scott Stringer at 202-551-3272 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li